

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 23, 2018

Renhui Mu
Chairman and Chief Executive Officer
1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People's Republic of China

  **Re: Wins Finance Holdings Inc.
    Registration Statement on Form F-3
    Filed January 30, 2018
    File No. 333-222788**

Dear Mr. Mu:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Ordinary Shares, page 9

1. Item 6(f) of Form F-3 allows for incorporation by reference of information in response to Item 3 through Item 5 from documents filed pursuant to Sections 13(a), 14, or 15(d) of the Exchange Act, however, you have attempted to incorporate the description of your ordinary and preferred shares from your registration statement on Form S-4. Please include the description of your ordinary and preferred shares in the prospectus itself or incorporate the information from a document permitted by Item 6(f) of Form F-3.

Part II Information Not Required in Prospectus

Item 9. Exhibits, page II-1

2. Please revise the single-asterisk footnote here and in the Index to Exhibits to indicate you will file Form T-1 statements in accordance with the requirements of Section 305(b)(2) of

the Trust Indenture Act of 1939 and Rule 5b-3 thereunder. Refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Question 206.01 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Gessert at (202) 551-2326 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Giovanni Caruso, Esq.